ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
October 24, 2014	pfetzer@foley.com EMAIL

VIA EDGAR SYSTEM

Maryse Mills-Apenteng, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	International Lottery & Totalizator Systems, Inc.
Schedule 13E-3/A
Filed March 25, 2014
File No. 005-54291

International Lottery & Totalizator Systems, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed March 25, 2014
File No. 000-10294

Schedule 13D/A
Berjaya Lottery Management (H.K.) Limited
Filed March 25, 2014
File No. 005-54291

Ladies and Gentlemen:

On behalf of International Lottery & Totalizator Systems, Inc. (the “Company” or “ILTS”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 10, 2014, relating to: (i) the Company’s Schedule 13E-3/A (File No. 005-54291) (the “13E-3”) filed with the Commission on March 25, 2014, (ii) the Company’s revised Preliminary Information Statement on Schedule 14C (File No. 000-10294) (the “Information Statement”) filed with the Commission on March 25, 2014, and (iii) the Schedule 13D/A of Berjaya Lottery Management (H.K.) Limited (“Berjaya”) (File No. 005-54291) (the “Schedule 13D/A”) filed with the Commission on March 25, 2014.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Information Statement and the Company, Delaware International Lottery & Totalizator Systems, Inc. (“ILTS DE”), and Berjaya, Chan Kien Sing, Ooi Lee Meng and Rayvin Yeong Sheik Tan are concurrently filing via EDGAR Amendment No. 2 to the 13E-3, each revised to reflect responses to the comments received from the Staff.  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Special Counsel Maryse Mills-Apenteng
October 24, 2014

Schedule 13E-3

General

1.	We note your response to prior comment 2 and we reissue the comment. We are unable to concur with your assertion that Mr. Chan need not be named as a filing person for the reason you have set forth. Please amend to include Mr. Chan as a filing person. Please also amend to include Ooi Lee Meng and Rayvin Sheit Tan as filing persons or provide your analysis of why they are not affiliates engaged in the Rule 13e-3 transaction. In this regard, we note your disclosure on page 26 of the information statement that ILTS’ current directors will continue to serve as directors on the board of ILTS Delaware and as executive officers upon effectiveness of the merger. Please give specific consideration to Compliance & Disclosure Interpretation 201.05. In addition, as noted in prior comment 3 of the initial letter, please ensure all filing persons added in response to comments comply with the disclosure, dissemination and signature requirements specified in Schedule 13e-3.

Response

As requested, Berjaya, Chan Kien Sing, Ooi Lee Meng and Rayvin Yeong Sheik Tan are concurrently filing via EDGAR Amendment No. 2 to the 13E-3, revised to reflect responses to the comments received from the Staff.

Item 3.  Identity and Background of Filing Person

2.	Revise to provide the information for Berjaya and ILTS Delaware as required by Item 3 of Schedule 13E-3 Item 1003(b) of Regulation M-A, including Instruction C of Schedule 13e-3.

Response

In response to the Staff’s comment, the Information Statement has been revised accordingly and appropriately cross-referenced in the 13E-3.

3.	We note that as of April 30, 2013, the Company reported federal net operating loss carryforwards of approximately $14.5 million and state net operating loss carry-forwards of approximately $1.6 million. Disclosure suggests that the loss carryovers would expire starting in 2018 and 2029, respectively. The ability to utilize loss carry-forwards is dependent on the Company’s ability to generate a taxable income prior to its expiration. Expressly disclose, if true, that the surviving company and Berjaya will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

Response

In response to the Staff’s comment, the Information Statement has been revised accordingly.

Special Counsel Maryse Mills-Apenteng
October 24, 2014

4.	In your revised 13E-3 filing, please amend your disclosure and state the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

Response

In response to the Staff’s comment, the Information Statement has been revised accordingly.

Preliminary Information Statement

Summary Term Sheet

Special Factors

Fairness of the Reverse Stock Split to Cashed-Out Shareholders, page 7

5.	Please revise to disclose the determination of Berjaya and ILTS Delaware as to the procedural fairness of the transaction. Please also include the discussion with respect to each filing person added in response to comment 1.

Response

In response to the Staff’s comment, the Information Statement has been revised accordingly.

Fairness Opinion of Financial Advisor, page 7

6.	We note your response to prior comment 24. Please supplementally provide us with the materials provided to Mercer, which contain the more itemized breakdown.

Response

In response to the Staff’s comment, the Company is supplementally providing to the Staff copies of the materials provided to Mercer, under separate cover. The Company has requested that these materials be afforded confidential treatment pursuant to 17 C.F.R. §200.83 and the Freedom of Information Act, 5 U.S.C. §552.

7.	We note that the opinion delivered by Mercer addresses the fairness of the transaction to the minority shareholders of the company, which would include the affiliates that own 1% of the shares of common stock. Please revise to disclose that the fairness opinion only addresses the fairness of the transaction to the minority shareholders. Similar concerns exist on pages 16, 17 and 18.

Response

In response to the Staff’s comment, we have revised the disclosure to make it clear that the fairness opinion only addresses the fairness of the transaction to the minority shareholders.

Special Counsel Maryse Mills-Apenteng
October 24, 2014

Fairness of the Reverse Stock Split…, page 15

8.	Please clarify whether ILTS Delaware and Berjaya considered, among other things, the financial opinion and analyses of Mercer and whether they each adopted such analyses. Refer generally to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).

Response

In response to the Staff’s comment, the Information Statement has been revised accordingly.

9.	We partially reissue prior comment 15. Although Financial Advisor A was not ultimately engaged to render an opinion, its report, which the advisor presented to the Special Committee of ILTS on September 9, 2013, was materially related to the going private transaction. In this regard, we note your disclosure acknowledging that the Special Committee considered the valuation provided by Financial Advisor A. Please provide the disclosure required by Item 1015(a) and (b) of Regulation M-A and file the report.

Response

In response to the Staff’s comment, the Information Statement has been revised accordingly and the valuation analysis of Financial Advisor A has been filed as an exhibit to the 13E-3.

Schedule 13D/A filed March 25, 2014

10.	Your amended filing reports that July 10, 2013 is the date of the event that triggered the filing obligation. Accordingly, Berjaya Lottery Management (H.K.) Limited and Mr. Chan Kien Sing should have promptly filed an amendment to their Schedule 13D when they first decided to terminate the registration and reporting obligations of ILTS and engage in the series of transactions that would lead to the company going private. See Rule 13d-2(a). Nevertheless, Berjaya Lottery Management (H.K) Limited and Mr. Chan Kien Sing did not file an amendment to their joint Schedule 13D until March 25, 2014. Please have the parties provide written confirmation of their understanding that the filing of such amendment at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Response

Based on discussions with the parties, we acknowledge on behalf of the parties that they understand that the filing of such amendment at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.  In this regard, the parties note that they have reached a preliminary settlement with the Division of Enforcement regarding this late filing.

*                  *               *              *            *

Special Counsel Maryse Mills-Apenteng
October 24, 2014

Please contact Paul D. Broude at 617-342-4000 or Peter D. Fetzer at 414-297-5596 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	Jeffrey M. Johnson, President